The3rdBevCo, Inc.

2805 Veterans Highway

Suite 15,

Ronkonkoma, NY 11779

VIA EDGAR

November 17, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Ronald E. Alper

RE: The3rdBevCo, Inc. (the “Company)

Amendment Withdrawal (1-A-W)
Post-Qualification Amendments to Offering Statement on Form 1-A filed September 21, 2022 and November 11, 2022 (collectively, the “Post-Qualification Amendments”)

File No. 024-11278

Dear Mr. Eckertt,

Pursuant to Rule 259(a) under Regulation A of the Securities Act of 1933, as amended, the Company hereby requests that the Post-Qualification Amendments and all exhibits thereto be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Post-Qualification Amendment because it has determined not to pursue an offering of its common shares under Regulation A of the Securities Act of 1933 at this time. None of the securities that are the subject of the Post-Qualification Amendment have been sold other than those securities that were previously qualified under Regulation A.

Should you have any questions regarding these matters, please contact our counsel Willliam Eilers at 561-484-7172.

Sincerely,

/s/ Peter Scalise

Peter Scalise

CEO